Exhibit 4.1
AQUA AMERICA, INC.
2009 EXECUTIVE DEFERRAL PLAN
As Amended and Restated Effective January 1, 2009
     In recognition of the services provided by certain key employees, the Board of Directors of Aqua America, Inc. maintains the 2005 Executive Deferral Plan to make additional retirement benefits available to key employees. The 2005 Executive Deferral Plan replaced the Philadelphia Suburban Corporation Executive Deferral Plan (the “Prior Executive Deferral Plan”) and no further deferrals were credited under the Prior Executive Deferral Plan after the effective date of the 2005 Executive Deferral Plan. This Plan is an amendment and restatement of the 2005 Executive Deferral Plan and is effective as of January 1, 2009. Benefit payments for employees whose employment with Aqua America, Inc. terminated prior to November 30, 2008 are governed by the 2005 Executive Deferral Plan.
ARTICLE 1
Definitions
1.1	“Account” means a bookkeeping account established pursuant to Section 3.1 which reflects the total amount standing to the credit of the Participant under the Plan.

1.2	“Affiliated Company” means any affiliate or subsidiary of the Company.

1.3	“Base Salary” means the annual amount of base salary and wages paid by the Employer to an Employee for any calendar year of employment, but excluding all Employer contributions to benefit plans and all other forms of compensation.

1.4	“Beneficiary” means the person(s) designated by a Participant to receive any benefits payable to a Beneficiary under this Plan subsequent to the Participant’s death. The Company shall provide a form for this purpose. In the event a Participant has not filed a Beneficiary designation with the Company, the Beneficiary shall be the Participant’s estate.

1.5	“Board” means the Board of Directors of the Company.

1.6	“Bonus” shall mean bonus compensation due to the Employee, if any, under the Company’s Incentive Compensation Plan.

1.7	“Code” means the Internal Revenue Code of 1986, as amended.

1.8	“Committee” means the Compensation Committee of the Board, which shall act for the Company in making decisions and performing specified duties with respect to the Plan.

1.9	“Company” means Aqua America, Inc. and its successors.

1.10	“Effective Date” of the restated Plan is January 1, 2009.

1.11	“Employee” means any individual employed by the Employer as an officer, senior manager or other highly compensated employee, as designated by the Committee, on a regular, full-time basis (in accordance with the personnel policies and practices of the Employer).

1.12	“Employer” means the Company and/or any Participating Employer, either collectively or individually, as the context requires.

1.13	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.14	“Excess Plan” means the Company’s Supplemental Pension Benefit Plan for Salaried Employees.

1.15	“Flexible Distribution Account” means a distribution account described in Section 4.4.

1.16	“Key Employee” means a Participant who, at any time during the 12-month period ending on the identification date, is a “specified employee” within the meaning of section 409A of the Code, as determined by the Committee or its delegate. The determination of Key Employees, including the number and identity of persons considered specified employees and the identification date, shall be made by the Committee or its delegate in accordance with the provisions of sections 416(i) and 409A of the Code and the regulations issued thereunder.

1.17	“Participant” means any Employee who satisfies the eligibility requirements set forth in Article 2. In the event of the death or incompetency of a Participant, the term shall mean his personal representative or guardian. An individual shall remain a Participant until that individual has received full distribution of any amount credited to the Participant’s Account.

1.18	“Participating Employer” means any Affiliated Company which is designated by the Committee as a Participating Employer under the Plan. The Committee or a Participating Employer may terminate such designation at any time, but until such acceptance has been terminated, all the provisions of the Plan and amendments thereto shall apply to the Employees of the Participating Employer. In the event the designation as a Participating Employer is terminated by the board of directors of an Affiliated Company, the Plan shall be deemed terminated only with respect to such Participating Employer.

1.19	“Plan” means the Aqua America, Inc. 2009 Executive Deferral Plan as the same is set forth herein, and as it may be amended from time to time.

1.20	“Plan Year” means the calendar year.

1.21	“Re-Deferral Election” means an election to re-defer the payment date of an Account as described in Section 4.5.

1.22	“Retirement Eligible Date” means the first date on which the Participant has attained age 55 with the Company and its affiliated companies.

1.23	“Separates from Employment” or “Separation from Employment” means a Participant’s separation from service with the Employer within the meaning of section 409A of the Code and the regulations promulgated thereunder. In general, an employee Separates from Employment with the Employer if the employee dies, retires, or otherwise has a termination of employment with the Employer. However, for purposes of this definition, the employment relationship is treated as continuing intact while the individual is on military leave, sick leave, or other bona fide leave of absence (such as temporary employment by the government) if the period of such leave does not exceed six months, or if longer, so long as the individual’s right to reemployment with the Employer is provided either by statute or by contract. If the period exceeds six months and the individual does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first day immediately following such six-month period. Notwithstanding the foregoing, where a leave of absence is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months, where such impairment causes the Employee to be unable to perform the duties of his or her position of employment or any substantially similar position of employment, the employment relationship is deemed to continue for up to a 29-month period of absence (or until his or her employment is terminated by the Employer, if earlier), consistent with section 409A. The default rules of Treas. Reg. §1.409A-1(h) shall apply except for purposes of determining if the level of bona fide services will permanently decrease from the average level of bona fide services performed over the immediately preceding 36-month period (or full period of service, if shorter). In applying such rules, 33-1/3% shall be substituted for 20%.

1.24	“Separation Distribution Account” means a distribution account described in Section 4.3.

1.25	“SERP” means the Company’s Supplemental Executive Retirement Plan for Nicholas DeBenedictis.

1.26	“Transfer Date” means the later of a Participant’s Separation from Employment or age 55, as described in Section 3.7.

1.27	“401(k) Plan” means the Aqua America, Inc. 401(k) Plan, as it may be amended from time to time.

ARTICLE 2
Eligibility
2.1	Participation.

Each Employee shall be eligible to participate in the Plan on such date as is specified by the Committee. The Committee shall designate from time to time the Employees that are eligible to participate in the Plan. Each such Employee may elect to participate in the Plan by filing a completed and fully executed enrollment form with the Company in the manner and form prescribed by the Company. Any election to defer compensation in accordance with Article III must be made no later than the applicable deadline prescribed in Section 3.2 or 3.3.
ARTICLE 3
Benefits
3.1	Account.

The Employer shall create and maintain on its books an Account for each Participant, to which it shall credit amounts contributed to the Plan pursuant to this Article 3. The Employer shall also credit each Participant’s Account with deemed earnings for each Plan Year in accordance with the provisions of Article 7 hereof.

3.2	Deferral Elections for Base Salary.

Prior to the commencement of any Plan Year or within 30 days after first being eligible to participate in this Plan (or any other elective account balance deferred compensation plan within the meaning of section 409A of the Code maintained by the Employer), a Participant may elect to have the Employer contribute to the Participant’s Account (as a result of payroll reduction) an amount equal to any whole percentage or dollar amount of the Participant’s Base Salary for services to be rendered during such Plan Year. If such election is filed by an Eligible Employee within 30 days after first being eligible to participate in this Plan, such election shall apply only to amounts of Base Salary earned with respect to services performed after the date on which the Eligible Employee files his or her election with the Company. If an election is made to have a contribution credited to the Participant’s Account for a Plan Year, the credit shall be made at the time that such amount would otherwise have been paid and shall reduce the Participant’s Base Salary, as applicable with respect to that Plan Year by a corresponding amount. The Committee may establish minimum or maximum amounts that may be deferred under this Section and may change such standards from time to time. Any such limits shall be communicated by the Committee to the Participants prior to the commencement of a Plan Year.

3.3	Deferral Elections for Bonuses.

Prior to December 31 of the prior Plan Year, a Participant may elect to have the Employer credit to the Participant’s Account (as a result of payroll reduction) an amount equal to any whole percentage or dollar amount of the Participant’s Bonus, if any, to be earned for the Plan Year. If an election is made to have a Bonus contribution credited to the Participant’s Account for a Plan Year, the credit shall be made at the time that such amount would otherwise have been paid and shall reduce the Participant’s Bonus with respect to that Plan Year by a corresponding amount. The Committee may establish minimum or maximum amounts that may be deferred under this Section and may change such standards from time to time. Any such limits shall be communicated by the Committee to the Participants prior to the commencement of a Plan Year.

3.4	Matching Credits.

For each Plan Year, the Employer shall also credit to the Participant’s Account an amount equal to the excess of (i) the Employer Matching Contribution (as defined in the 401(k) Plan) that would have been made by the Employer under the 401(k) Plan on behalf of the Participant if it were not for the limitations imposed by the Code over (ii) the amount actually contributed by the Employer to the 401(k) Plan as an Employer Matching Contribution on behalf of the Participant. The matching contribution credited under the Plan for a Participant for a Plan Year shall not exceed the Employer Matching Contribution that would have been provided under the 401(k) Plan in absence of any plan-based restrictions that reflect limits on qualified plan contributions under the Code, in accordance with section 409A of the Code. Such credits shall be deemed to have occurred at the time such amounts would otherwise have been contributed to the 401(k) Plan or at such other time as is specified by the Employer.

3.5	Election of Form of Payment.

A Participant may elect the form of payment, as described in Section 4.1 below, with respect to all amounts credited under the Plan for a Plan Year, provided that the election is made no later than December 31 of the prior Plan Year or as described below. A newly eligible Participant may elect the form of payment for amounts credited under the Plan for the first Plan Year no later than 30 days after the Participant is first eligible to participate in this Plan (or any other elective account balance deferred compensation plan within the meaning of Code section 409A maintained by the Employer). An election as to the form of payment for any Plan Year shall apply consistently to deferred Base Salary pursuant to Section 3.2, deferred Bonus pursuant to Section 3.3, and amounts credited to the Participant’s Account pursuant to Section 3.4.

3.6	Election Requirements.

Any elections under this Article shall be made in writing on such form and at such time as the Company shall specify consistent with the provisions of Sections 3.2, 3.3, 3.5 and 3.7. Any election made by a Participant to defer Base Salary or Bonus pursuant to Section 3.2 or 3.3 shall become irrevocable as of the deadline for the election; provided, however, that a Participant’s election to defer Base Salary or Bonus pursuant to Section 3.2 or 3.3 shall be cancelled with respect to the remainder of the Plan Year in the event of a distribution to the Participant due to an unforeseeable emergency pursuant to Section 4.7 or in the event of a hardship distribution to the Participant pursuant to §1.401(k)-1(d)(3) under a qualified retirement plan maintained by the Company, if permitted by section 409A. Any election to defer Base Salary or Bonus pursuant to Section 3.2 or 3.3 for the Plan Year following a hardship distribution pursuant to §1.401(k)-1(d)(3) shall not become effective before the end of the six-month suspension required by the 401(k) plan. All deferrals under the Plan shall be made in accordance with section 409A of the Code and the regulations thereunder.

3.7	Elections with respect to SERP and Excess Plan Benefits.

In addition to the foregoing, a Participant who is also a participant in the SERP or Excess Plan can elect in 2008 to have his or her lump sum benefit under the SERP or the Excess Plan credited to the Participant’s Account under this Plan as of the later of the Participant’s Separation from Employment or attainment of age 55 (which is referred to as the “Transfer Date”). The Participant shall elect in 2008 to have the SERP or Excess Plan benefit credited to up to five Separation Distribution Accounts for the Participant as of the Transfer Date, and the Participant shall elect in 2008 the form of distribution of the Separation Distribution Accounts.
ARTICLE 4
Distributions to Participants
4.1	Distribution Accounts.

A Participant may elect to have amounts deferred for a particular Plan Year under Sections 3.2, 3.3 and 3.4 be credited to one or more of the following accounts: (1) up to five Separation Distribution Accounts as described in Section 4.3 or (2) up to five Flexible Distribution Accounts as described in Section 4.4. A Participant may elect to have amounts credited from the SERP or Excess Plan pursuant to Section 3.7 be credited to up to five Separation Distribution Accounts as described in Section 4.2.

4.2	Amounts Credited from SERP or Excess Plan.

For amounts credited from the SERP or Excess Plan pursuant to Section 3.7, a Participant may establish to up to five Separation Distribution Accounts, with payment dates based on specified dates after the Transfer Date pursuant to the Participant’s 2008 election under the SERP or Excess Plan, as applicable, and this Plan. For example, the Participant may establish five Separation Distribution Accounts for amounts credited under Section 3.7, with payment dates on the first, second, third, fourth and fifth anniversaries of the Transfer Date. These amounts credited to a Separation Distribution Account under this Section 4.2 will be distributed as follows:
     (a) The amounts credited to the Separation Distribution Account shall be paid in accordance with the Participant’s election, in a lump sum or in annual installments over two to 15 years, on the dates specified by the Participant under the Plan.
     (b) If a Participant does not elect the form and timing of distribution from a Separation Distribution Account, distribution will be made in the form of a lump sum payment within 60 days following the Participant’s Transfer Date, except as otherwise required by section 409A. Notwithstanding the foregoing or any elections to the contrary, if the total amounts credited to the Participant’s aggregate Separation Distribution Accounts under this Section 4.2 is less than $25,000 at the Transfer Date, distribution shall be made in a lump sum payment within 60 days following the Transfer Date, except as otherwise required by section 409A.
     (c) If the Participant dies before the Transfer Date, any amounts credited from the SERP or Excess Plan as of the Transfer Date shall be paid within 60 days following the Transfer Date in a lump sum payment to the Participant’s surviving spouse, notwithstanding any election to the contrary.
     (d) If the Participant dies on or after the Transfer Date, amounts credited from the SERP or Excess Plan shall be paid to the Participant’s Beneficiary, in accordance with the Participant’s election under the Plan as to the time and form of payment.
4.3	Separation Distribution Accounts for Deferrals Under Sections 3.2, 3.3 and 3.4.

For amounts other than amounts credited from the SERP or Excess Plan, a Participant may establish up to five Separation Distribution Accounts. These amounts credited to a Separation Distribution Account under this Section 4.3 will be distributed as follows:
     (a) If a Participant Separates from Employment on or after the Participant’s Retirement Eligible Date, the amounts credited to the Separation Distribution Account shall be paid in accordance with the Participant’s election, in a lump sum or in annual installments over two to 15 years on the dates specified by the Participant under the Plan.
     (b) If a Participant does not elect the form and timing of distribution from the Separation Distribution Account, distribution will be made in the form of a lump sum payment within 60 days following the Participant’s Separation from Employment, except as otherwise required by section 409A. Notwithstanding the foregoing or any election to the contrary, if the total amounts credited to the Participant’s aggregate Separation Distribution Accounts under this Section 4.3 is less than $25,000 at the Separation from Employment date, distribution shall be made in a lump sum payment within 60 days following the Participant’s Separation from Employment, except as otherwise required by section 409A.
     (c) If the Participant’s Separation from Employment occurs (other than on account of death) before the Participant’s Retirement Eligible Date, the Participant’s Separation Distribution Account under this Section 4.3 shall be distributed in a lump sum payment within 60 days after Separation from Employment, except as otherwise required by section 409A of the Code.
     (d) If the Participant dies (whether before or after Separation from Employment) before the Participant’s Retirement Eligible Date, the Participant’s Separation Distribution Account under this Section 4.3 shall be distributed to the Participant’s Beneficiary in a lump sum within 60 days following the Participant’s death. If the Participant dies on or after the Participant’s Retirement Eligible Date, distributions shall be made to the Participant’s Beneficiary in accordance with the Participant’s election under the Plan as to the time and form of payment.
4.4	Flexible Distribution Accounts.

For amounts other than amounts credited from the SERP or Excess Plan, a Participant may establish up to five Flexible Distribution Accounts. A Participant who establishes a Flexible Distribution Account must designate a time of payment for the amounts to be credited to the Flexible Distribution Account at the time of the first deferral election to the Flexible Distribution Account. Distributions from each Flexible Distribution Account will be made in the form of a lump sum at the time specified by the Participant, unless the Participant changes the time and form of distribution in connection with a Re-Deferral Election as described in Section 4.5 below.
     (a) For compensation earned and credited to a Flexible Distribution Account, under Sections 3.2, 3.3 and 3.4, the earliest permitted distribution may not occur before the third calendar year beginning after the calendar year for which the first deferral election is made to that Flexible Distribution Account. For example, if the Participant elects in 2008 to defer 2009 compensation to Flexible Distribution Account #1, the earliest that account may be distributed is 2011. If this earliest date is elected, the Participant may not make any further elections to defer compensation under Sections 3.2, 3.3 and 3.4 into that Flexible Distribution Account #1 after 2008. The Participant’s distribution choices for deferral elections made after 2008 would be limited to another Flexible Distribution Account with a distribution date after 2011, or a Separation Distribution Account.
     (b) If the Participant’s Separation from Employment occurs (other than on account of death) before the calendar year in which the Flexible Distribution Account is scheduled to be distributed, distribution shall be made at the time elected by the

Participant before his Separation from Employment; provided, however, that the Participant may change the time and form of distribution by making a Re-Deferral Election as described in Section 4.5 below.
     (c) If the Participant dies before the calendar year in which the Flexible Distribution Account is scheduled to be distributed, the Participant’s Flexible Distribution Account shall be distributed to the Participant’s Beneficiary in a lump sum within 60 days following the Participant’s death. If the Participant dies in the calendar year in which the Flexible Distribution Account is scheduled to be distributed or at any time thereafter, distributions shall be made to the Participant’s Beneficiary in accordance with the Participant’s election.
4.5	Re-Deferral Elections.

Subject to the timing requirements described below, Participants may change their elections regarding the time and form of distribution of a Separation Distribution Account or Flexible Distribution Account (a “Re-Deferral Election”), as follows:
     (a) A Participant who has previously elected to receive his or her distribution in the form of a lump sum (or whose distribution is payable in a lump sum by operation of rules of the Plan) may elect to re-defer all or any part of that scheduled distribution to a later date. A Re-Deferral Election with respect to a Participant who has previously elected to receive his distribution in a form other than a lump sum must apply the Re-Deferral Election to the entire distribution amount.
     (b) Any Re-Deferral Election (i) will be irrevocable when made, (ii) may not accelerate the first scheduled payment and (iii) will not be effective as to any payment scheduled to be made within 12 months of the Re-Deferral Election. Other than a Re-Deferral Election made in connection with a Participant’s death, the first payment to which such Re-Deferral Election applies must be deferred for at least five additional years. All Re-Deferral Elections must be made in accordance with section 409A of the Code.
     (c) A Participant may elect to re-defer receipt of his Separation Distribution Account, or any of his Flexible Distribution Accounts, that were the subject of an earlier Re-Deferral Election by submitting a new Re-Deferral Election before the tenth anniversary of the Participant’s Separation from Employment. No Re-Deferral Election may be made after the tenth anniversary of the Participant’s Separation from Employment.
     (d) In addition, in no event may a Participant make a Re-Deferral Election with respect to a Separation Distribution Account unless the Participant’s Separation Distribution Account to be re-deferred is at least $25,000 at the time of the election.
     (e) Notwithstanding the foregoing, the Company reserves the right to reject any new Re-Deferral Election, in which case the applicable Account will be distributed in accordance with the Participant’s deferral election or Re-Deferral Election then in effect.
4.6	Section 409A Six-Month Delay.

Notwithstanding any provision of the Plan to the contrary, distributions upon a Separation from Employment to a Participant who is a Key Employee may not be made earlier than the first day of the seventh month following the date of the Participant’s Separation from Employment, as required by section 409A of the Code and any regulations issued thereunder.

Unless otherwise required by section 409A, the six month delay described in this Section shall not apply to distributions made:
     (a) to the Participant’s Beneficiary upon the Participant’s death;
     (b) to the extent necessary to fulfill a domestic relations order (as defined in section 414(p)(1)(B) of the Code);
     (c) to the extent reasonably necessary to avoid the violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law (including where such payment is reasonably necessary to permit the Participant to participate in activities in the normal course of his position in which the Participant would otherwise not be able to participate under an applicable rule). For purposes of this subsection, a payment is reasonably necessary to avoid the violation of an applicable Federal, state, local or foreign ethics law or conflicts of interest law if the payment is a necessary part of a course of action that results in compliance with a Federal, state, local or foreign ethics law or conflicts of interest law that would be violated regardless of whether other actions would also result in compliance with the Federal, state, local or foreign ethics law or conflicts of interest law. For this purpose a provision of foreign law is considered applicable only to foreign earned income (as defined under section 911(b)(1) of the Code without regard to section 911(b)(1)(B)(iv) of the Code and without regard to the requirement that the income be attributable to services performed during the period described in section 911(d)(1)(A) or (B)) from sources within the foreign country that promulgated such law;
     (d) to pay the Federal Insurance Contribution Act (FICA) tax imposed under section 1301 of the Code, section 3121(a) of the Code, and section 3121(v)(2) of the Code; or
     (e) to pay the income tax at source on wages imposed under section 3401 of the Code or the corresponding withholding provisions of applicable state, local, or foreign tax laws as a result of the payment of the FICA amount, and to pay the additional income tax at source on wages attributable to the pyramiding section 3401 of the Code wages and taxes. The total payment made pursuant to this subsection must not exceed the aggregate of the FICA as permitted under section 409A of the Code.

4.7	Hardship.

In the event that a Participant incurs an “unforeseeable emergency” while employed by the Company, as determined by the Committee, the Participant may apply, in writing, for a withdrawal of all or a portion of the balance credited to the Participant’s Account in the form of a lump sum in cash. All determinations by the Committee regarding the existence of an unforeseeable emergency shall be made in accordance with section 409A of the Code. The Committee shall determine whether to permit such a withdrawal and, based upon the Participant’s application, the amount necessary to satisfy the unforeseeable emergency, which shall be distributed in a single sum within 30 days after the Committee’s determination. Such a request shall be approved, however, only upon a finding that the Participant has suffered a severe financial hardship which has resulted from an illness or accident of the Participant, the Participant’s spouse, the Participant’s Beneficiary, or a dependent (as defined in section 152 of the Code without regard to Section 152(b)(1), (b)(2), or (d)(1)(B)) of the Participant, loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to the home not otherwise covered by insurance), other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the Participant’s control, and then only in an amount necessary to eliminate such hardship plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). Other circumstances that may result in an unforeseeable emergency include the imminent foreclosure of or eviction from the Participant’s primary residence, the need to pay for medical expenses (including non-refundable deductibles and the costs of prescription medication), or the need to pay for the funeral expenses of the Participant’s spouse, the Participant’s Beneficiary, or a dependent (as defined in section 152(a) of the Code without regard to Section 152(b)(1), (b)(2), or (d)(1)(B)) of the Participant.
ARTICLE 5
Vesting
5.1	The balance credited to a Participant’s Account shall be fully vested at all times.
ARTICLE 6
Funding
6.1	The Board may, but shall not be required to, authorize the establishment of a trust by the Employer to serve as the funding vehicle for the benefits described in Article 3 hereof. In any event, the Employer’s obligation hereunder shall constitute a general, unsecured obligation, payable solely out of its general assets, and no Participant shall have any right to any specific assets of the Employer. In addition, it is the intention of the Employer that the Plan be unfunded for tax purposes and for purposes of Title I of ERISA.
ARTICLE 7
Investments
7.1	For purposes of measuring the investment returns of a Participant’s Account, the Participant may select the investment funds in which all or part of his Account shall be deemed to be invested, from the investment funds designated by the Committee. All investment directions shall be made with respect to deemed investments, and the Participant shall have no specific interest in any investment funds or assets of the Employer. A Participant shall make an investment designation by such method as the Company determines. An investment designation shall remain effective until another valid designation has been made by the Participant. The Participant may amend his investment designation at such time or times as permitted by the Company, and in accordance with such procedures as may be established by the Company. In the absence of a Participant election designating the deemed investment of his Account, a Participant shall be deemed to have elected that his Account be invested in the manner selected by the Committee for such circumstances.

7.2	Each Participant’s Account shall be adjusted periodically to take into account the gains, losses and income returns of the deemed investment funds selected by the Participant. For any Plan Year, the Committee may determine to make available, and announce to the Participants the procedure to elect, other deemed forms of investment for the amounts credited to the Accounts. The Employer shall not be required to invest any funds in the forms of investment made available hereunder and, in any event, any such investments shall at all times remain the property of the Employer.
ARTICLE 8
Administration
8.1	The Committee shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan. All action taken by the Committee arising out of or in connection with, the administration of the Plan or any rules adopted thereunder, shall in each case, lie within its sole discretion, and shall be final, conclusive and binding upon the Employer, the Board, all Employees, all beneficiaries of Employees and all persons and entities having an interest therein.

8.2	Members of the Committee shall serve without compensation for their services unless otherwise determined by the Board. All expenses of administering the Plan shall be paid by the Employer.

8.3	The Company shall indemnify and hold harmless each member of the Committee from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

8.4	Any decisions, actions or interpretations to be made under the Plan by the Company, Employer or the Committee (other than in the administration of the Plan) shall be made in its sole discretion, not in any fiduciary capacity and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

8.5	Claims Procedure.
     (a). Initial Claim for Benefits. A Participant, former Participant, or a Beneficiary (“Claimant”) may file with the Committee, a written claim for benefits (“Benefit Claim”), if the Claimant determines that the Plan has not provided all Claimant’s benefits under the Plan. If a Claimant files a Benefit Claim with the Committee, the Committee must render a decision within ninety (90) days of receiving such Benefit Claim, unless the Committee determines that special circumstances require an extension of time for processing the Benefit Claim.
If an extension is required, the Committee will notify the Claimant, in writing, of such extension prior to the end of the initial ninety (90) day period. The notice of extension shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render the benefit determination. The Committee will notify the Claimant of a decision on the Benefit Claim no later than one hundred and eighty (180) days after such Benefit Claim is filed.
If the Benefit Claim is denied by the Committee in whole or in part, the Committee will notify the Claimant of such adverse determination in writing. The notice of denial shall set forth the following elements in a manner calculated to be understood by the Claimant:
     (i) the specific reason or reasons for the adverse determination;
     (ii) the specific reference to Plan provisions on which the determination is based;
     (iii) a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary;
     (iv) information as to the steps to be taken if the Claimant wishes to submit a request for review, including applicable time limits including the fact that any appeal of an adverse determination must be submitted in writing to the Committee within sixty (60) days after receipt of the Committee’s notice of denial; and
     (v) the Claimant’s right to bring a civil action under section 502(a) of ERISA.
     (b) Appeal of Adverse Claim Determination for Benefits. If a Claimant disagrees with the denial of benefits, the Claimant or his authorized representative may request, in writing that the Committee review his claim (“Appealed Claim”). An Appealed Claim must be made within sixty (60) days after the Claimant receives a notice of denial of his Benefit Claim. If the Claimant does not file an Appealed Claim within sixty (60) days, the Committee’s decision on the Benefit Claim will be final and binding.
If the Committee receives an Appealed Claim, it will conduct a full and fair review of its original adverse benefit determination with respect to the Claimant. The Committee will give any Claimant submitting an Appealed Claim the opportunity to submit written comments, documents, records, and other information relating to his claim for benefits. In conducting its review, the Committee shall consider any written statement or other evidence presented by the Claimant or his authorized representative in support of his claim, without regard to whether this information was submitted or considered in the initial benefit determination. The Committee shall give the Claimant and his authorized representative upon request and free of charge reasonable access to and copies of all documents, records, and other information relevant for the preparation of his claim.
After a full and fair review, the Committee shall respond to a Claimant’s Appealed Claim within a reasonable period of time, but not later than sixty (60) days after its receipt of the Appealed Claim, unless the Committee determines that special circumstances require an extension of time for processing the Appealed Claim.
In the event that special circumstances require an extension of time for processing the Appealed Claim, the Committee will notify the Claimant of such extension prior to the end of the initial 60-day period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render a decision. The Committee shall then notify the Claimant of its decision not later than one hundred twenty (120) days after receipt of the Appealed Claim.
Any time the Committee denies an Appealed Claim, in whole or in part, the Committee will notify the Claimant of such denial in writing. The notice of denial of an Appealed Claim shall set forth the following elements in a manner calculated to be understood by the Claimant:
     (i) the specific reason or reasons for the adverse determination;
     (ii) the specific reference to Plan provisions on which the determination is based;

     (iii) the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and
     (iv) a statement describing any voluntary appeal procedures offered by the plan and the Claimant’s right to obtain the information about such procedures, and a statement of the Claimant’s right to bring an action under section 502(a) of ERISA.
ARTICLE 9
Amendment
9.1	The Plan may be amended by the Committee at any time and from time to time all without prior notice to any person or entity; provided, however, that no such amendment shall have the effect of divesting a Participant of the benefit which the Participant would otherwise receive hereunder at the time the amendment is adopted. Without limiting the foregoing, the Committee may amend the Plan in any manner that it deems appropriate, including amending outstanding deferral elections, if necessary or appropriate to comply with changes to applicable law, without the consent of any Participant.
ARTICLE 10
Termination
10.1	Continuance of the Plan is completely voluntary and is not assumed as a contractual obligation of the Employer. The Committee, acting on behalf of the Employer, shall have the right to terminate the Plan in whole or in part at any time without prior notice to any person or entity; provided, however, that such termination is accomplished in accordance with section 409A of the Code and shall not have the effect of divesting a Participant of the benefit which the Participant would otherwise receive hereunder at the time of the termination. Without limiting the foregoing, the Committee may terminate the Plan or outstanding deferral elections as it deems appropriate, if necessary or appropriate to comply with changes to applicable law, without the consent of any Participant.
ARTICLE 11
Miscellaneous
11.1	Nothing contained herein (a) shall be deemed to exclude a Participant from any compensation, bonus, pension, insurance, severance pay or other benefit to which he otherwise is or might become entitled as an Employee or (b) shall be construed as conferring upon an Employee the right to continue in the employ of the Employer.

11.2	Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Employer for the benefit of its employees.

11.3	The rights and obligations created hereunder shall be binding on a Participant’s heirs, executors and administrators and on the successors and assigns of the Employer.

11.4	The masculine pronoun whenever used shall include the feminine and the singular shall be construed as the plural, where applicable.

11.5	The provisions of the Plan shall be construed and applied under the laws of the Commonwealth of Pennsylvania.

11.6	The rights of any Participant under this Plan are personal and may not be assigned, transferred, pledged or encumbered. Any attempt to do so shall be void. In addition, a Participant’s rights hereunder are not subject, in any manner, to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or the Participant’s Beneficiary.

11.7	If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not effect any other provisions hereof and the Plan shall be construed and enforced as if such provisions had not been included.

11.8	The headings and captions herein are provided for convenience only, and shall not be construed as part of the Plan, and shall not be employed in the construction of the Plan.

11.9	Any benefit payable to or for the benefit of a payee who is a minor, an incompetent person, or is otherwise incapable of receipting therefore shall be deemed paid when paid to such person’s guardian or to the party providing, or a reasonably appearing to provide, the care for such person, and such payment shall fully discharge the Employer, the Committee, the Board and all other parties with respect thereto.

11.10	The Plan is intended to comply with the requirements of section 409A of the Code, and shall in all respects be administered in accordance with section 409A. Notwithstanding anything in the Plan to the contrary, distributions may only be made under the Plan upon an event and in a manner permitted by section 409A of the Code. To the extent that any provision of the Plan would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. In no event shall a Participant, directly or indirectly, designate the calendar year of payment, except as permitted by section 409A of the Code.